UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

John Stetson

2300 E. Las Olas Blvd. 4th Floor

Fort Lauderdale, FL 33301

561-351-3777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		488,319 (1)
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		58,890 (2)
WITH
	9	SOLE DISPOSITIVE POWER:

488,319 (1)

	10	SHARED DISPOSITIVE POWER:

58,890 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,209 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.70% (based on 6,992,044 shares outstanding as of January 26, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes (i) 364,881 shares of common stock and (ii) 123,750 shares of common stock underlying an option to purchase common stock.

(2)	Includes (i) 19,445 shares common stock held by Stetson Capital Investments, Inc. (“Stetson Capital”) and (ii) 39,445 shares common stock held by Stetson Capital Investments, Inc. Retirement Plan (the “Plan”). Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stetson Capital Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		19,445 (1)
WITH
	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

19,445 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,445(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.28% (based on 6,992,044 shares outstanding as of January 26, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Mr. Stetson is President of Stetson Capital in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stetson Capital Investments, Inc. Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	8	SHARED VOTING POWER:
PERSON
WITH
39,445 (1)

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

39,445 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,445(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.56% (based on 6,992,044 shares outstanding as of January 26, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Mr. Stetson is trustee of the Plan in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 615 Arapeen Drive, Salt Lake City, UT 84108.

Item 2. Identity and Background

(a) This statement is being filed by John Stetson, Stetson Capital and the Plan (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 2300 E. Las Olas Blvd. 4th Floor, Fort Lauderdale, FL 33301.

(c) N/A.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida.

Item 3. Source and Amount of Funds or Other Considerations

All of the Issuer’s securities were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, as more fully described below.

The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person may engage in discussions with management and security holders of the Issuer regarding the complexion of the Issuer’s board of directors and options for increasing shareholder value. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person may develop plans and proposals to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Pursuant to the Subscription Agreement for the Company’s Series A Convertible Preferred Stock and Series F Convertible Preferred Stock, for as long as the Lead Investor (as defined in the Subscription Agreements) holds securities (the “Prohibition Period”) except with respect to certain issuances, the Issuer shall not incur any senior debt or issue any preferred stock with liquidation rights senior to the securities sold thereunder or enter into any equity line of credit or similar agreement, nor issue nor agree to issue any common stock, common stock equivalents, floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like). The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the Lead Investor rights and related matters.

Item 5. Interest in Securities of the Issuer

(a) John Stetson beneficially owns, together with all affiliates, an aggregate of 547,209 shares of the Issuer’s common stock, or 7.70% (based on 6,992,044 shares outstanding as of January 26, 2018) of the Issuer’s issued and outstanding shares of common stock. This beneficial ownership:

(1)	Includes (i) 364,881 shares of common stock and (ii) 123,750 shares of common stock underlying an option to purchase common stock.

(2)	Includes (i) 19,445 shares common stock held by Stetson Capital and (ii) 39,445 shares common stock held by the Plan. Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(b) John Stetson may be deemed to hold sole voting and dispositive power over 488,319 shares of common stock(1) and shared voting and dispositive power over 58,890 shares of common stock(2). Stetson Capital may be deemed to hold shared voting and dispositive power over 19,445 shares of common stock. The Plan may be deemed to hold shared voting and dispositive power over 39,445 shares of common stock.

(1)	Includes (i) 364,881 shares of common stock and (ii) 123,750 shares of common stock underlying an option to purchase common stock.

(1)	Includes (i) 19,445 shares common stock held by Stetson Capital and (ii) 39,445 shares common stock held by the Plan. Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(c) None.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 547,209 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among John Stetson, Stetson Capital Investments, Inc. and Stetson Capital Investments, Inc. Retirement Plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018	/s/ John Stetson
John Stetson

Dated: February 13, 2018	Stetson Capital Investments, Inc.

	By:	/s/ John Stetson
John Stetson, President

Dated: February 13, 2018	Stetson Capital Investments, Inc. Retirement Plan

	By:	/s/ John Stetson
John Stetson, Trustee